Mail Stop 3561

August 8, 2008

Via Facsimile and U.S. Mail

Mr. John D. Clagg
 Chief Financial Officer
YTB INTERNATIONAL, INC.
1901 East Edwardsville Road
Wood River, Illinois 62095

>   **Re: YTB International, Inc.**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **File No. 0-18412**

Dear Mr. Clagg:

    We have completed our review of your Form 10-KSB and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief